Exhibit 99.1

Form 62-103F1

Required Disclosure under the Early Warning Requirements

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the common shares (“Common Shares”) of Indiva Limited (“Indiva”). The address of Indiva’s head office is:

Indiva Limited
333 Preston Street, Suite 710
Ottawa, Ontario
K1S 5N4

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

TSX Venture Exchange.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

The acquirer is SNDL Inc. (“SNDL”). The address of SNDL is:

SNDL Inc.
#300, 919 - 11 Avenue SW
Calgary, AB
T2R 1P3

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

Between February 1, 2023, and June 9, 2023, SNDL disposed of 3,428,000 Common Shares through the facilities of TSX Venture Exchange (the “TSXV”) at an average price of $0.0571 per Indiva Share for a total consideration of $185,488 (the “Transaction”). The Transaction together with Indiva’s various treasury issuances of Common Shares, has resulted in SNDL’s beneficial ownership of the total issued and outstanding Common Shares of Indiva decreasing by 2.66%.

2.3	State the names of any joint actors.

Not applicable.

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Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

See item 2.2 above. Prior to the Transaction, SNDL held beneficial ownership of 22,663,500 Common Shares of Indiva, representing approximately 15.59% of the then issued and outstanding Common Shares of Indiva on a non-diluted basis. Upon the completion of the Transaction, SNDL held beneficial ownership of 19,235,500 Common Shares of Indiva representing approximately 12.93% of the issued and outstanding Common Shares of Indiva. The Transaction together with Indiva’s various issuances of Common Shares from treasury, represents a change of 2.66% in SNDL’s beneficial ownership in the issued and outstanding Common Shares of Indiva.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See Item 2.2 above. SNDL disposed of its beneficial ownership of 3,428,000 Common Shares (which, together with Indiva’s various issuances of Common Shares from treasury, caused a change in approximately 2.66% of the then total issued and outstanding Common Shares beneficially owned by SNDL).

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s security holding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See item 3.1 above.

3.5	State the designation and number or principal amount of securities and the acquiror’s security holding percentage in the class of securities referred to in Item 3.4 over which
(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.1 above.

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(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s security holdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See item 2.2 above.

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4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

Not applicable.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;
(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;
(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;
(e)	a material change in the present capitalization or dividend policy of the reporting issuer;
(f)	a material change in the reporting issuer’s business or corporate structure;
(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;
(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;
(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

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(j)	a solicitation of proxies from securityholders;
(k)	an action similar to any of those enumerated above.

SNDL disposed of the securities in the Transaction for investment purposes. SNDL intends to review its investment in Indiva on a continuing basis and may purchase or sell Common Shares in the future, either on the open market or in private transactions, in each case, depending on a number of factors, including general market and economic conditions and other factors and conditions SNDL deems appropriate.

SNDL may formulate other purposes, plans or proposals regarding Indiva or any of its securities or may change its intention with respect to any and all matters referred to in this Item 5.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Term Loan

In connection with its strategic investment in Indiva dated February 23, 2021, and pursuant to the terms of a Subscription Agreement dated February 16, 2021 between SNDL and Indiva, SNDL advanced a secured non-revolving term loan facility to the Corporation in the principal amount of $11,000,000 (the “Term Loan”). A second advance of $8,500,000 was executed on October 4, 2021.

The Term Loan matures on February 23, 2024 (the “Maturity Date”) and bears an interest rate of 15% per annum. Interest is due monthly.

Investor Rights Agreement

Pursuant to its strategic investment in Indiva on February 23, 2021, SNDL and Indiva entered into an investor rights agreement (the “Investor Rights Agreement”) whereby SNDL was granted participation rights in future equity financings and top-up rights entitling SNDL to maintain its pro-rata ownership in the Corporation, and registration rights, subject to customary limits and exceptions. The Investor Rights Agreement will terminate upon the Term Loan being repaid in full.

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Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

Certificate

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Dated June 12, 2023

SNDL INC.

Per:	/s/ “Zachary George”
Name: Zachary George Title: Chief Executive Officer

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